The Real Brokerage Inc. Announces Restricted Share Unit Grant

NEWS PROVIDED BY
The Real Brokerage Inc.
Apr 05, 2021, 09:03 ET

TORONTO and NEW YORK, April 5, 2021 /PRNewswire/ -- The Real Brokerage Inc. ("Real") (TSXV: REAX) (OTCQX: REAXF), a national, technology powered real estate brokerage in the United States, today announced that it has granted restricted share units ("RSUs") under Real's restricted share unit plan (the "RSU Plan") which was approved by shareholders on August 20, 2020.

Real granted an aggregate of 6,371 RSUs to certain senior ofﬁcers of Real. The RSUs will vest over a three-year period and in accordance with the RSU Plan.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 27 U.S. states and the District of Columbia. Real is on a mission to make agents' lives better, creating ﬁnancial opportunities for agents through higher commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information:

For more details, please contact:
The Real Brokerage Inc.
Lynda Radosevich
lynda@ joinreal.com
917-922-7020

SOURCE The Real Brokerage Inc.

Related Links

https://www.joinreal.com